UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NeuroBo Pharmaceuticals, Inc. (f/k/a/ Gemphire Therapeutics Inc.)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R 107
(CUSIP Number)

Richard Kang

President and Chief Executive Officer

NeuroBo Therapeutics, Inc. (f/k/a NeuroBo Pharmaceuticals, Inc.)

177 Huntington Avenue, Suite 1700

Boston, MA 02115

Copy to:

Hwan Kim, Esq.

Sheppard Mullin Richter & Hampton LLP

2099 Pennsylvania Avenue, N.W., Suite 100

Washington, DC 20006-6801

(202) 747-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NeuroBo Therapeutics, Inc. (f/k/a/ NeuroBo Pharmaceuticals, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* CO

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This “exit” Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by NeuroBo Therapeutics, Inc. (f/k/a NeuroBo Pharmaceuticals, Inc., a Delaware corporation) (the “Reporting Person”) and amends certain items of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on August 2, 2019, in respect of the common shares, par value $0.001 per share, of NeuroBo Pharmaceuticals, Inc. (f/k/a Gemphire Therapeutics Inc.) (the “Issuer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. In connection with the Merger, the name of the Issuer was changed from Gemphire Therapeutics, Inc. to “NeuroBo Pharmaceuticals, Inc.,” and the name of the surviving corporation in the Merger (the Reporting Person) was changed from NeuroBo Pharmaceuticals, Inc. to “NeuroBo Therapeutics, Inc.”

As a result of the expiration of the proxies granted to the Reporting Person in accordance with the Voting Agreements, the Reporting Person is no longer the beneficial owner of 5% or more of the Issuer’s common stock.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

On December 30, 2019, upon the closing of the Merger, the proxies granted to the Reporting Person in accordance with the Voting Agreements expired in full, at which time the Reporting Person ceased to beneficially own any shares of the Issuer’s common stock.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses to Rows (7) through (13) of the cover pages to this Amendment are incorporated herein by reference.

(c) Except with respect to the closing of the Merger (see Item 4), the Reporting Person has not engaged in any transactions in the Issuer’s common stock during the past 60 days.

(d) Not applicable.

(e) December 30, 2019.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2020

NeuroBo Pharmaceuticals, Inc. By: /s/ Richard Kang Name: Richard Kang Title: President and Chief Executive Officer

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